Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-145572
Starbucks Corporation
Revised Pricing Term Sheet

Dated August 20, 2007
$550,000,000 6.250% Senior Notes due 2017

Issuer:	Starbucks Corporation (“Starbucks”)

Title of Securities:	6.250% Senior Notes due 2017 (the “notes”)

Note Type:	Senior Unsecured

Offering Size:	$550,000,000

Trade Date:	August 20, 2007

Settlement Date:	August 23, 2007 (T+3)

Maturity:	August 15, 2017

Coupon:	6.250% per annum

Price to Public (Issue Price):	99.811% plus accrued interest, if any, from August 23, 2007

Benchmark Treasury:	U.S. Treasury 4.750% due August 15, 2017

Spread to Benchmark Treasury:	165 basis points (1.65%)

Benchmark Treasury
Price and Yield:	100-31+; 4.626%

Yield to Maturity:	6.276%

Denominations:	Minimum of $2,000 and integral multiples of $1,000 thereof

Ratings:	Baa1 (Stable) by Moody’s Investors Service, Inc. / BBB+ (Stable) by Standard & Poor’s Ratings Services

Interest Payment Dates:	February 15 and August 15

Interest Payment Record Dates:	February 1 and August 1

Redemption Provisions:
Optional Redemption:	Make-whole call at any time at 100% of discounted present value at Adjusted Treasury Rate plus 25 basis points.

Change of Control Repurchase:	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the notes by Moody’s and S&P), the issuer will be required to make an offer to purchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Events of Default:	Any of the following constitutes an event of default with respect to the notes:
• failure to pay interest on the notes for 30 days after the payment is due;
• failure to pay principal or any premium on the notes when due;
• failure to perform any other covenant relating to the notes upon the receipt by Starbucks of notice of such default given as specified in the indenture and Starbucks’ failure to cure such default within 90 days after receipt by Starbucks of such notice; and
• certain events of bankruptcy, insolvency and reorganization affecting Starbucks or any material subsidiary .

CUSIP:	855244 AC3

ISIN:	US855244AC33

Underwriters:	Joint Book-Running Managers:
Goldman, Sachs & Co.
Banc of America Securities LLC
Citigroup Global Markets Inc.

Co-Managers:
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
Wells Fargo Securities, LLC
Mitsubishi UFJ Securities International plc
Rabo Securities USA, Inc.
UBS Securities LLC
The Williams Capital Group, L.P.
Starbucks has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Starbucks has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Copies of the prospectus and the prospectus supplement may be obtained from Goldman, Sachs & Co. by calling 866-471-2526, from Banc of America Securities LLC by calling 800-294-1322 or from Citigroup Global Markets Inc. by calling 877-858-5407.
The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s and Standard and Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.